UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number

ARIES MARITIME TRANSPORT LIMITED
(Translation of registrant’s name into English)

18 Zerva Nap. Str. 166 75 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ _ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is the earnings announcement of Aries Maritime Transport Limited (the “Company”) for the three month period ended March 31, 2007.   This earnings announcement was released by the Company on May 16, 2007, and is being furnished to the Securities and Exchange Commission under cover of Form 6-K.

                        Exhibit 1

Company Contacts:

Company Contact:                                                                Investor and Media Contacts:
Richard J.H. Coxall                                                              Leon Berman              Michael Cimini
Chief Financial Officer                                                                           Principal                      Vice President
Aries Maritime Transport Limited                                         The IGB Group       The IGB Group
(011) 30 210 8983787                                                             212-477-8438             212-477-8261

Aries Maritime Transport Limited Announces
First Quarter 2007 Financial Results

Company Declares First Quarter Dividend of $0.14 per Share

ATHENS, GREECE, May 16, 2007 – Aries Maritime Transport Limited (NASDAQ: RAMS) today reported its financial results for the three months ended March 31, 2007. The following financial review discusses the results for the three months ended March 31, 2007 compared with the three months ended December 31, 2006 to provide a more meaningful comparison.  It also refers to the results for the three months ended March 31, 2007 compared with the results for the three months ended March 31, 2006.

Sequential Quarterly Results
Revenues of $25.6 million were recorded for the three months ended March 31, 2007, compared to revenues of $27.1 million recorded for the three months ended December 31, 2006. The decrease in revenues is primarily attributable to previously announced out-of-service time related to the SCI Tej, now named the MSC Oslo, during the three months ended March 31, 2007 compared to the three month period ended December 31, 2006.

As of March 31, 2007, the fleet comprised ten products tankers and five container ships, which is the same number of vessels as of December 31, 2006. During the three months ended March 31, 2007, vessel operating days totalled 1,350, compared to total vessel operating days of 1,380 for the three months ended December 31, 2006. Actual revenue days for the three month period ended March 31, 2007 were 1,234 days, compared with 1,256 days for the three month period ended December 31, 2006. Net income for the three months ended March 31, 2007 was $0.5 million or $0.02 basic and diluted earnings per share, compared to net income of $1.5 million or $0.05 basic and diluted earnings per share recorded for the three months ended December 31, 2006.

Results for the three month period ended March 31, 2007, included an unrealized loss of $0.4 million from the change in the fair value of derivatives, which are interest rate swaps entered into to hedge the Company’s exposure to US$ interest rates on its debt. Results for the three month period ended December 31, 2006 included an unrealized gain of $0.1 million from the change in the value of the same derivatives.

Adjusted EBITDA for the three months ended March 31, 2007 was $13.1 million compared to $12.4 million for the three months ended December 31, 2006. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Mons S. Bolin, President and Chief Executive Officer, commented, “During the first quarter, we made important strides in securing our vessels on long-term period charters. Specifically, we entered into new period charters for the Chinook and the MSC Oslo as well as extended our period charter for the Arius. We also extended the period charter for the Ocean Hope in April. As a result of the progress we have achieved in increasing the time charter coverage for our fleet, Aries currently has approximately 93% of its vessels fixed on period charters with an average duration of 1.7 years.

“Our financial performance during the first quarter of 2007, however, was affected by previously announced out-of-service time for the SCI Tej, now named the MSC Oslo. With our entire fleet, comprised of ten products tankers and five container vessels, now in service combined with our expanded period charter coverage, we believe Aries has further enhanced its position to improve future results.”

Year-Over-Year First Quarter Results
Revenues of $25.6 million were recorded for the three months ended March 31, 2007, compared to revenues of $21.2 million recorded for the three months ended March 31, 2006. The increase in revenues is primarily due to the growth of the Company’s fleet and associated increase in operating days. As of March 31, 2007 the fleet was comprised of ten products tankers and five container ships, compared to nine products tankers and five container ships as of March 31, 2006. During the three months ended March 31, 2007 vessel operating days totalled 1,350 compared to total vessel operating days of 1,216 for the three months ended March 31, 2006. Net income was $0.5 million or $0.02 basic and diluted earnings per share for the three months ended March 31, 2007, compared to net income of $4.1 million or $0.14 basic and diluted earnings per share recorded for the three months ended March 31, 2006.

Results for the three month period ended March 31, 2007, included an unrealized loss of $0.4 million from the change in the fair value of derivatives. Results for the three month period ended March 31, 2006 include an unrealized gain of $1.1 million from the aforementioned derivatives.

Adjusted EBITDA for the three months ended March 31, 2007 was $13.1 million compared to $10.7 million for the three months ended March 31, 2006. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Fleet Report
Aries operates a fleet of ten double-hull products tankers and five container ships.  The Company’s products tankers consist of five double-hull MR tankers, four double-hull Panamax tankers and one double-hull Aframax tanker. The Company’s products tanker fleet has an average age of 7.9 years and an aggregate capacity of approximately 575,325 dwt.  The Company’s five container ships range in capacity from 1,799 to 2,917 TEU and have an average age of 17.6 years.

Fleet Deployment
14 of Aries’ 15 vessels are currently deployed on period charters with established international charterers and state owned entities.  The charters have remaining periods ranging from 2.5 months to 3.3 years, with an average of 1.7 years.

On February 20, 2007, the Company commenced a time charter for the Chinook, a 2001-built double hulled products tanker, with Stena Group. The new time charter is for an initial period of 18 months at a rate of $17,062.50 per day. The charterer has an option to extend the time charter for a period of twelve months at the same rate. The time charter also includes a profit sharing component with a 50% share for Aries.

On March 8, 2007, the Company commenced a period charter with MSC, a leading global shipping line, for the SCI Tej, a 1989-built container vessel now named the MSC Oslo. The time charter is for a period of 24 months at a net rate of $15,000 per day.

On March 9, 2007, the Company announced that the Arius, a 1986-built double hulled products tanker, had entered into its second 6-month charter period with ST Shipping (an affiliate of Glencore). Following receipt of two oil major approvals for the Arius, the new minimum net rate for the extended charter is $18,037.50 per day.  The time charter also includes a profit sharing component with a 50 percent share for Aries based on the actual trading of the vessel. The charterer has the option to extend the time charter, which originally commenced on August 1, 2006, for up to a total of 18 months.

On April 20, 2007, the Company announced it extended the existing period charter for the Ocean Hope, a 1989-built container vessel, with China Shipping Container Lines. The extended charter is for a period of 24 months at a net rate of $13,300 per day, commencing on June 13, 2007.

The following table details Aries' fleet deployment:
Vessels	Size	Year Built	Charterer/ Subcharterer	Expiration of Charter	Charterhire (net per day)

Products Tankers
Altius	73,400 dwt	2004	Deiulemar/Enel	Through 6/09	$14,860
Fortius	73,400 dwt	2004	Deiulemar/Enel	Through 8/09	$14,860
Nordanvind	38,701 dwt	2001	PDVSA	Through 11/08	$19,988
Ostria (ex Bora)	38,701 dwt	2000	Spot market
High Land	41,450 dwt	1992	Trafigura	Through 4/08	$16,575
High Rider	41,502 dwt	1991	Trafigura	Through 4/08	$16,575
Arius	83,970 dwt	1986	ST Shipping	Through 7/07 with one 6- month extension at charterers’ option	Minimum of $17,550, maximum of $18,281 + 50% of profits over and above $18,000
Stena Compass	72,750 dwt	2006	Stena Group	Through 8/08	Bareboat charter at rate of $18,700 + 30% index linked profit sharing
Stena Compassion	72,750 dwt	2006	Stena Group	Through 12/08	Bareboat charter at rate of $18,700 + 30% index linked profit sharing
Chinook	38,701 dwt	2001	Stena Group	Through 8/08	$17,062 + 50% of profits over and above $17,500

Container Vessels
CMA CGM Makassar	2,917 TEU	1990	CMA CGM	Through 5/10	$20,400
CMA CGM Seine	2,917 TEU	1990	CMA CGM	Through 9/10	$20,400
Energy 1	2,438 TEU	1989	IRISL	Through 4/08 with one 6-month extension at charterers’ option	$17,297
MSC Oslo (ex SCI Tej)	2,438 TEU	1989	MSC	Through 3/09	$15,000
Ocean Hope	1,799 TEU	1989	China Shipping Container Lines	Through 6/07 Through 6/09	$13,956 $13,300

Summary of Selected Data

	Three Months Ended
	March 31, 2007	December 31, 2006

ADJUSTED EBITDA RECONCILIATION (1)
(All amounts in US$000's unless otherwise stated)
NET INCOME	533	1,488
PLUS : NET INTEREST EXPENSE	5,457	5,386
PLUS : DEPRECIATION AND AMORTIZATION	6,642	5,623
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES	451	(146)

ADJUSTED EBITDA	13,083	12,351

FLEET DATA

NUMBER OF VESSELS	15	15
NUMBER OF VESSELS ON PERIOD CHARTER	14	13
WEIGHTED AVERAGE AGE OF FLEET	11.7	11.5
OPERATING DAYS (2)	1,350	1,380

AVERAGE DAILY RESULTS

TIME CHARTER EQUIVALENT RATE (3)	19,717	20,402
TOTAL VESSEL OPERATING EXPENSES (4)	7,490	7,690
ADJUSTED EBITDA (5)	9,691	8,950

	Three Months Ended
	March 31, 2007	March 31, 2006

ADJUSTED EBITDA RECONCILIATION (1)
(All amounts in US$000's unless otherwise stated)
NET INCOME	533	4,129
PLUS : NET INTEREST EXPENSE	5,457	3,301
PLUS : DEPRECIATION AND AMORTIZATION	6,642	4,410
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES	451	(1,147)

ADJUSTED EBITDA	13,083	10,693

FLEET DATA

NUMBER OF VESSELS	15	14
NUMBER OF VESSELS ON PERIOD CHARTER	14	14
WEIGHTED AVERAGE AGE OF FLEET	11.7	10.7
OPERATING DAYS (2)	1,350	1,216

AVERAGE DAILY RESULTS

TIME CHARTER EQUIVALENT RATE (3)	19,717	17,705
TOTAL VESSEL OPERATING EXPENSES (4)	7,490	5,105
ADJUSTED EBITDA (5)	9,691	8,794

(1) Aries considers Adjusted EBITDA to represent the aggregate of net income, net interest expense, depreciation, amortization and change in the fair value of derivatives.  The Company's management uses Adjusted EBITDA as a performance measure.  The Company believes that Adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by GAAP.
The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.
(2) Operating days are defined as the total days the vessels were in the Company's possession for the relevant period.
(3) Adjusted to reflect that the Stena Compass and the Stena Compassion were each employed on a bareboat charter; an assumed TCE of $24,500 per day has been included in respect of  (a) the 46 operating days of the Stena Compass during the three month period ended March 31, 2006, the 92 operating days of the vessel during the three month period ended December 31, 2006 and the 90 operating days of the vessel during the three month period ended March 31, 2007 and (b) the 92 operating days of the Stena Compassion in the three month period ended December 31, 2006 and the 90 operating days of the vessel during the three month period ended March 31, 2007.
(4) Total Vessel Operating Expenses are defined as the sum of the vessel operating expenses, amortization of dry-docking and special survey expense and management fees. Adjusted to exclude the following operating days with respect to the Stena Compass and the Stena Compassion, which were employed on bareboat charters:
    (a) the 46 operating days of the Stena Compass during the three month period ended March 31, 2006, the 92 operating days of the vessel during the three month period ended December 31, 2006 and the 90 operating days of the vessel during the three month period ended March 31, 2007 and (b) the 92 operating days of the Stena Compassion in the three month period ended December 31, 2006 and  the 90 operating days of the vessel during the three month period ended March 31, 2007.
(5)   Average Adjusted EBITDA per day is calculated by dividing the Adjusted EBITDA by the Operating days.

Credit Facility
Aries closed on a new, $360 million fully revolving facility in April 2006, which has a term of five years. Aries used the proceeds of the new facility to replace its existing $140 million term loan facility and $150 million revolving credit facility.  The Bank of Scotland and Nordea Bank Finland were the joint lead arrangers.  Nordea Bank Finland was the book manager, while The Bank of Scotland acts as the Facility Agent.  Additionally, The Bank of Scotland and Nordea Bank Finland, who had fullyunderwritten the new facility, arranged a syndicate of other major ship finance banks to participate in the revolving credit facility. In October 2006, the $360 million commitment conferred by the new credit facility commenced the first of nine semi-annual reductions of $11 million as scheduled. As of April 3, 2007 Aries had an undrawn commitment available under the facility of $53 million.

First Quarter 2007 Dividend
Today, Aries' Board of Directors declared a $0.14 per share dividend for the three month period ended March 31, 2007. The dividend is payable on May 31, 2007 to shareholders of record on May 25, 2007.

Aries' policy is to pay a quarterly dividend in March, May, August and November of each year, in an amount equal to the charter hire received by Aries during the preceding quarter less cash expenses for that quarter (principally vessel operating expenses, debt service and administrative expenses) and any reserves our Board of Directors determines we should maintain. The payment of dividends is at the discretion of the Board.

Mr. Bolin concluded, “Our dividend for the first quarter reflects scheduled and unscheduled out-of-service time for the three months ended March 31, 2007 as well as provisions for scheduled out-of-service time during the second quarter. We remain dedicated to increasing our utilization rate and securing our vessels on profitable period charters in order to provide shareholders with a stable dividend payout over the long-term.”

Conference Call and Webcast Information
The Company announced that it will hold a conference call on Wednesday, May 16, 2007 at 10:00 a.m. Eastern Time to discuss earnings for the first quarter of 2007. To access the conference call, dial 800-479-1628 for domestic callers, or +1-719-457-2729 for international callers, and use the reservation number 6693364. Following the teleconference, a replay of the call may be accessed by dialing 888-203-1112 for domestic callers, or +1-719-457-0820 for international callers, and using the reservation number 6693364. The replay will be available through May 30, 2007. The conference call will also be webcast live on the Company's website: www.ariesmaritime.com. A replay of the webcast will be available following the call through May 30, 2007.

About Aries Maritime Transport Limited
Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. All of the Company's products tanker vessels are double-hulled with an average age of 7.9 years. The Company’s products tanker fleet consists of five MR tankers, four Panamax tankers and one Aframax tanker. The Company also owns a fleet of five container vessels. The Company's container vessels have an average age of 17.6 years and range in capacity from 1,799 to 2,917 TEU. All of Aries Maritime’s products tankers and container vessels, other than the Ostria, currently have period charter coverage. Charters for 40% of the Company’s products tanker fleet have profit sharing components.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events.  These statements are intended as ‘‘forward-looking statements.’’  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements.  Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC’s petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited’s filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words ‘‘anticipate,’’ ‘‘estimate,’’ ‘‘project,’’ ‘‘forecast,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘will,’’ ‘‘may,’’ ‘‘should,’’ and ‘‘expect’’ reflect forward-looking statements.

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED
STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS ENDED
MARCH 31, 2007 AND DECEMBER 31, 2006
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)
	(Unaudited)	(Unaudited)
	Three month period ended March 31, 2007	Three month period ended December 31, 2006
REVENUES:
Revenue from voyages	25,574	27,087
EXPENSES:
Commissions	(396)	(400)
Voyage expenses	(1,390)	(2,164)
Vessel operating expenses	(7,066)	(7,837)
General and administrative expenses	(843)	(1,151)
Depreciation	(7,646)	(7,671)
Amortization of dry-docking and special survey expense	(1,187)	(896)
Management fees	(510)	(520)
	(19,038)	(20,639)
Net operating income	6,536	6,448

OTHER INCOME (EXPENSES):
Interest expense	(5,632)	(5,572)
Interest received	175	186
Other income (expenses), net	(95)	280
Change in fair value of derivatives	(451)	146
Total other expenses, net	(6,003)	(4,960)

NET INCOME (LOSS)	533	1,488

Pro forma earnings per share:
Basic and diluted	$0.02	$0.05

Pro forma weighted average number of shares:
Basic and diluted	28,416,877	28,416,877

Other Financial Data
(All amounts in thousands of U.S. dollars)	Three month period ended March 31, 2007	Three month period ended December 31, 2006

Net cash used in/ provided by operating activities	5,663	(2,315)
Net cash provided by /used in investing activities	(66)	8,042
Net cash used in financing activities	(1,912)	(5,864)

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED
STATEMENTS OF INCOME FOR THE PERIODS ENDED
MARCH 31, 2007 AND MARCH 31, 2006
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	(Unaudited) Three month period ended March 31, 2007	(Unaudited) Three month period ended March 31, 2006

REVENUES:
Revenue from voyages	25,574	21,251

EXPENSES:
Commissions	(396)	(313)
Voyage expenses	(1,390)	(205)
Vessel operating expenses	(7,066)	(5,483)
General & administrative expenses	(843)	(956)
Depreciation	(7,646)	(6,748)
Amortization of dry-docking and special survey expense	(1,187)	(536)
Management fees	(510)	(490)
	(19,038)	(14,731)
Net operating income	6,536	6,520

OTHER EXPENSES:
Interest expense	(5,632)	(3,426)
Interest received	175	124
Other income (expenses), net	(95)	(236)
Change in fair value of derivatives	(451)	1,147
Total other expenses, net	(6,003)	(2,391)

NET INCOME	533	4,129

Earnings per share:
Basic and diluted	$0.02	$0.14

Weighted average number of shares:
Basic and diluted	28,416,877	23,118,466

Other Financial Data
(All amounts in thousands of U.S. dollars)	Three month period ended March 31, 2007	Three month period ended March 31, 2006

Net cash provided by operating activities	5,663	7,247
Net cash used in investing activities	(66)	(52,493)
Net cash provided by financing activities	(1,912)	40,370

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED BALANCE SHEETS
 (All amounts expressed in thousands of U.S. Dollars)

	March 31,	December 31,
	2007	2006
ASSETS
Current assets

Cash and cash equivalents	15,297	11,612
Restricted cash	3,166	3,242
Trade receivables, net	2,780	1,960
Other receivables	113	172
Derivative financial instruments	459	671
Inventories	1,011	1,496
Prepaid expenses and other	275	338
Due from managing agent	17	444
Due from related parties	2,599	2,495
Total current assets	25,717	22,430

Vessels and other fixed assets, net	424,159	431,396
Deferred charges, net	4,024	4,214
Total non-current assets	428,183	435,610
Total assets	453,900	458,040

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable, trade	10,384	11,828
Accrued liabilities	7,919	7,289
Deferred income	1,724	1,947
Derivative financial instruments	2,786	2,547
Deferred revenue	5,317	6,011
Total current liabilities	28,130	29,622

Long-term debt	284,800	284,800
Deferred revenue	9,838	11,030
Total liabilities	322,768	325,452

Commitments and contingencies	-	-

Stockholders’ equity
Preferred stock, $0.01 par value, 30 million shares authorized, none issued. Common Stock, $0.01 par value, 100 million shares authorized, 28.4 million shares issued and outstanding at March 31, 2007 (2006: 28.4 million shares)	284	284
Additional paid-in capital	130,848	132,304
Total stockholders’ equity	131,132	132,588
Total liabilities and stockholders' equity	453,900	458,040

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
(registrant)

Dated: July 30, 2007	By: /s/ Richard J.H. Coxall
Richard J.H. Coxall
Chief Financial Officer

SK 23248 0002 797548